Exhibit 12(b)

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios for the Six Months Ended June 30,	2013	2012
Fixed charges:
Interest expense including
amortization of debt discount	$261	$270
Portion of rentals representing an interest factor	58	68
Total fixed charges	$319	$338

Earnings available for fixed charges:
Net income	$2,063	$1,865
Equity earnings net of distributions	(17)	(23)
Income taxes	1,250	1,136
Fixed charges	319	338
Earnings available for fixed charges	$3,615	$3,316

Ratio of earnings to fixed charges	11.3	9.8

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